UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-12665

CUSIP Number: 008190

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: April 1, 2007

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I – Registrant Information

Full Name of Registrant:	CEC Entertainment, Inc.
Former Name if Applicable:	ShowBiz Pizza Time, Inc.
Address of Principal Executive Office	4441 W. Airport Freeway
(Street and Number):

City, State and Zip Code:	Irving, Texas 75062

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company submitted its Form 10-Q for the quarter ended April 1, 2007 to the SEC approximately four hours after the 5:30 Eastern Time EDGAR deadline on May 11, 2007. Due to the adoption of a new accounting standard, the Company’s independent registered public accounting firm needed additional time to complete their review and provide comments to the Company. To the Company’s knowledge, there were no substantive issues involving the Form 10-Q that caused this delay.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Christopher D. Morris	(972)	258-4525
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑  Yes        ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑  Yes        ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced preliminary financial results for the quarter ended April 1, 2007 in a press release dated May 1, 2007 that was furnished as Exhibit 99 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 2, 2007. On May 1, 2007, the Company also broadcast on the internet a conference call to discuss with investors the preliminary financial results for the quarter ended April 1, 2007. A replay of the conference call is available on the Company’s website at www.chuckecheese.com Please refer to the Form 8-K filed with the SEC on May 2, 2007 and the replay of the conference call on the Company’s website regarding preliminary changes in the results of operations from the first quarter of 2006.

CEC Entertainment, Inc.

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2007	By:	/s/ Christopher D. Morris
Christopher D. Morris
Executive Vice President and Chief Financial Officer